FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Presentation dated February 3, 2003, titled, “Trinidad & Tobago Exercise of 20% Purchase Option on BPRY”.

Area:	Trinidad : 4,828 km² and Tobago: 300 km²

Population:	1.12 million inhabitants (2002)

Capital :	Port of Spain (Trinidad)

GDP (2001):	10.6 billion $USA

Annual growth rate:	4% (2001)

External debt (2000):	2.2 billion $USA

Currency:	T&T Dollar (6.25 TTD= 1 $USA, 2002)

Main industries:	Oil, Gas, Tourism, Food crops, Cement; Textiles (cotton)

Hydrocarbon production:	566,000 boepd

Reserves:	5 billion boe

•	With effect as of 1 January 2003, Repsol YPF has exercised the purchase option it held on an additional 20% of BPRY, company owning BPTT, title holder of the Trinidad & Tobago production assets. Repsol YPF already owned 10% of BPRY, since January 2000.

•	This acquisition was contemplated in the agreement dated 6 May 1998 between Repsol YPF and BP, for participation in the Trinidad & Tobago reserves, gas liquefaction, transport and marketing.

22
23 (a)
23 (b)
TOBAGO
ATLANTIC
OCEAN
24
BPTT fields
3 (a)
Atlantic LNG
plant
TRINIDAD
5b
S11
Trinidad
Venezuela
VENEZUELA
Gas / Condensate
Oil
Gas

•	A considerable increase in hydrocarbon production and net reserves.
•	Geographical diversification of hydrocarbon reserves
•	The position held by Repsol YPF in the Atlantic Basin gas business becomes considerably stronger
•	Makes it possible to monetise gas reserves under favourable economic conditions in the United States, the Caribbean and North Brazil
•	Spanish gas requirements met from other sources may now be covered, with a consequent saving in transport costs
•	The quality of the mining acreage associated with this deal makes probable a high increase in future reserves of gas and liquids
•	Revamping of the Atlantic LNG plant in Trinidad, in which Repsol YPF already held a stake, and the local gas market, ensure a future production increase

“UPSTREAM”

•	Initial acquisition of 10% of BP gas reserves in Trinidad & Tobago, dated 01.01.2000.
•	Subsequent acquisition of a further 20%, (Deal closed in 2003)

GAS LIQUEFACTION AND TRANSPORT

•	Gas Liquefaction at the ATLANTIC LNG plant (20% Repsol YPF in Atlantic LNG 1, and 25% in Atlantic LNG 2/3).

•	Future revamping.

•	LNG transported in company owned tankers (to markets in the USA, the Caribbean and North Brazil, and eventually Spain):

• Possibility of swaps and the resulting additional business

REGASIFICATION, MARKETING AND POWER GENERATION IN SPAIN

•	Gas regasification in BBG (or alternative gas).

•	Power generation in BBE and Cartagena.

•	A significant production capacity increase is expected from 2003 onwards
•	Local market:
Natural gas is the basic feedstock for the growing Trinidad & Tobago petrochemical industry.
-Methanol, aluminium and ammonia plants in service within the next three years.
•	Export market:
Future revampings of the Atlantic LNG plant
-Markets in the USA, the Caribbean, Brazil and eventually Europe.

LNG market in the Atlantic Basin (2001)

Algeria
25Mt/y
Libya
1.5 Mt/y
T&T
3Mt/y
Nigeria
6Mt/y
Existing LNG plants
LNG flow

LNG market in the Atlantic Basin (2010)

Snohvit
Egypt
Algeria
Libya
T&T
Venezuela
Guinea
Nigeria
Angola
Capacity increase: 68 Million t/year
Existing LNG plants /revamps
Probable new projects
Possible new projects
LNG flow

Source: Gastream

Own gas production
Present gas market
Future gas market
Regasification plants
Company owned
Currently in use
Under development/construction
Liquefaction plants:
Unparticipated suppliers
Participated suppliers
Participated revamps
New participated developments
Current LNG flow
Future LNG flow
Present gas pipeline
Future gas pipeline

boepd
Repsol YPF net production for last 3 years approx. 1,000,000 boepd
120.000
100.000
80.000
60.000
40.000
20.000
0
0
20,100
22,800
28,000
105,000
△ 13.4%
△ 22.8%
△ 275%
1999
2000
2001
2002
2003 Est.

Million boe
At 31.12. 2001, Repsol YPF had 5.606 million boe of proved reserves
800
700
600
500
400
300
200
100
0
205.4
230.6
245.7
708.9
Δ25.2
Δ15.1
Δ463.2
01.01.00
01.01.01
01.01.02
01.01.03

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This presentation contains statements that Repsol YPF believes constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Accordingly, Repsol YPF’s future financial condition, results of operations, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in Repsol YPF’s filings with the Securities and Exchange Commission; in particular, those described in Section 1.3 “Key Information about Repsol YPF―Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001. Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 5, 2003	By:	/s/ Carmelo de las Morenas
			Name:	Carmelo de las Morenas
			Title:	Chief Financial Officer